SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for November 2020

São Paulo, December 3, 2020 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of November 2020, compared to the same period in 2019.

During November, GOL operated an average of 369 flights per day and increased frequencies at the Congonhas (São Paulo), Santos Dumont (Rio de Janeiro) and Salvador (Bahia) airports. GOL remains disciplined in the maintenance of supply-demand equilibrium, reinforcing its leadership of the market.

November/20 x October/20 Highlights:

|	In the domestic market in November 2020, demand (RPK) for GOL’s flights was up by 5% over October 2020 and supply (ASK) decreased by 3% over October 2020. GOL’s domestic load factor was 84.5% in November.
|	GOL did not operate regular international flights during the month.

November/20 Preliminary Traffic Figures:

	Monthly Traffic Figures (¹)			Accumulated Traffic Figures(¹)			LTM Traffic Figures (¹)
Operating data *	Nov/20	Nov/19	% Var.	11M20	11M19	% Var.	Nov/20 LTM	Nov/19 LTM	% Var.
Total GOL
Departures	11,068	21,730	-49.1%	109,766	234,656	-53.2%	134,487	257,706	-47.8%
Seats (thousand)	1,948	3,887	-49.9%	18,946	41,213	-54.0%	23,307	45,242	-48.5%
ASK (million)	2,254	4,198	-46.3%	22,015	46,220	-52.4%	26,862	50,929	-47.3%
RPK (million)	1,904	3,391	-43.8%	17,593	37,888	-53.6%	21,568	41,824	-48.4%
Load factor	84.5%	80.8%	3.7 p.p	79.9%	82.0%	-2.1 p.p	80.3%	82.1%	-1.8 p.p
Pax on board (thousand)	1,604	3,053	-47.5%	14,700	32,916	-55.3%	18,219	36,229	-49.7%
Domestic GOL
Departures	11,068	20,519	-46.1%	105,374	219,127	-51.9%	128,607	240,773	-46.6%
Seats (thousand)	1,948	3,678	-47.0%	18,195	38,523	-52.8%	22,303	42,311	-47.3%
ASK (million)	2,254	3,712	-39.3%	20,230	39,680	-49.0%	24,490	43,731	-44.0%
RPK (million)	1,904	3,036	-37.3%	16,304	32,885	-50.4%	19,839	36,316	-45.4%
Load factor	84.5%	81.8%	2.7 p.p	80.6%	82.9%	-2.3 p.p	81.0%	83.0%	-2.0 p.p
Pax on board (thousand)	1,604	2,913	-44.9%	14,206	30,995	-54.2%	17,535	34,124	-48.6%
International GOL
Departures	0	1,211	N.A.	4,392	15,529	-71.7%	5,880	16,933	-65.3%
Seats (thousand)	0	209	N.A.	751	2,690	-72.1%	1,004	2,932	-65.7%
ASK (million)	0	485	N.A.	1,784	6,540	-72.7%	2,372	7,198	-67.0%
RPK (million)	0	355	N.A.	1,290	5,003	-74.2%	1,729	5,509	-68.6%
Load factor	0	73.2%	N.A.	72.3%	76.5%	-4.2 p.p	72.9%	76.5%	-3.6 p.p
Pax on board (thousand)	0	141	N.A.	494	1,920	-74.3%	684	2,106	-67.5%
On-time Departures	93.5%	85.0%	8.5 p.p	95.3%	90.2%	5.1 p.p	94.1%	89.6%	4.5 p.p
Flight Completion	99.1%	99.4%	-0.3 p.p	97.1%	97.9%	-0.8 p.p	97.3%	98.0%	-0.7 p.p
Cargo Ton	3.5	9.0	-61.3%	36.8	90.5	-59.3%	46.2	100.6	-54.1%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

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GOL discloses preliminary traffic figures for November 2020

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 127 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.